Exhibit 16.1

Letter from Ernst and Young dated December 17, 2004 to the Securities and Exchange Commission.

December 17, 2004

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Unify Corporation
File No. 001-11807

Dear Sir or Madam:

We have read Item 4.01 of the Form 8-K of Unify Corporation dated December 15, 2004, and we are in agreement with the statements contained in the first sentence of the first paragraph, the second paragraph, and the first and second sentences of the third paragraph on page 2 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst and Young LLP